**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

**FORM 8-K**

**CURRENT REPORT**
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
**March 15, 2005**

**MAGUIRE PROPERTIES, INC.**
(Exact name of registrant as specified in its charter)

| **Maryland** | **1-31717** | **04-3692625** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (I.R.S. Employer Identification Number) |

| **333 South Grand Avenue, Suite 400** | **90071** |
|---|---|
| **Los Angeles, California** | (Zip Code) |
| (Address of principal executive offices) | |

**213-626-3300**
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

# TABLE OF CONTENTS

ITEM 1.01     Entry into a Material Definitive Agreement

ITEM 2.01     Completion of Acquisition or Disposition of Assets

ITEM 9.01     Financial Statements and Exhibits

SIGNATURES

EXHIBITS 99.1     Press Release

**Section 1**         **Registrant's Business and Operations**

**Item 1.01**         **Entry into a Material Definitive Agreement.**

On March 15, 2005, wholly owned subsidiaries of Maguire Properties, L.P. (the "Operating Partnership"), the operating partnership subsidiary of Maguire Properties, Inc. (the "Company"), a real estate investment trust, completed multiple financings with various lenders including Greenwich Financial Products, Inc. ("Greenwich"), Bank of America, N.A. ("BoA") and Nomura Credit & Capital, Inc. ("Nomura") in connection with the purchase of an office portfolio consisting of ten properties and three separate land parcels described below in *Section 2 - Financial Information*. The mortgage loans are described in further detail in the table below. The financings were evidenced by deeds of trust and related loan documents. To further facilitate the purchase described below in *Section 2 - Financial Information*, the Operating Partnership assumed a $155.0 million loan from New York Life Insurance Company and Massachusetts Mutual Life Insurance Company encumbering the 777 Tower Property, located in Los Angeles, California.

| Borrower | Lender | Loan Amount (in '000s) | Loan Type | Interest Rate | Maturity Date |
|---|---|---|---|---|---|
| Maguire Properties - 801 N. Brand, LLC [3] | Greenwich | $ 75,540 | 10-year fixed, interest only | 5.73% | April 6, 2015 |
| Maguire Properties - 700 N. Central, LLC [3] | Greenwich | 27,460 | 10-year fixed, interest only | 5.73% | April 6, 2015 |
| Maguire Properties - Pacific Arts Plaza, LLC [2] | BoA | 270,000 | 7-year fixed, interest only | 5.15% | April 1, 2012 |
| Maguire Properties - Wateridge Plaza, LLC [1] | Nomura | 57,880 | 2-year floating, interest only | LIBOR + 2.25% | April 11, 2007 |
| Maguire Properties - Wateridge Plaza Mezzanine, LLC [1] | Nomura | 5,000 | 2-year floating, interest only | LIBOR + 2.25% | April 11, 2007 |
| Maguire Properties - Mission City Center, LLC [2] | BoA | 52,000 | 7-year fixed, interest only | 5.09% | April 1, 2012 |
| Maguire Properties - Regents Square, LLC [2] | BoA | 103,600 | 7-year fixed, interest only | 5.13% | April 1, 2012 |
| Maguire Properties - One Renaissance, LLC [2] | BoA | 103,600 | 7-year fixed, interest only | 5.13% | April 1, 2012 |
| Maguire Properties - Denver Center, LLC [3] | Greenwich | 285,000 | 10-year fixed, interest only | 5.26% | April 6, 2015 |
| Maguire Properties - Austin Research Park, LP [1] | Nomura | 37,000 | 2-year floating, interest only | LIBOR + 2.00% | April 11, 2007 |
| Maguire Properties - Austin LP Mezzanine, LLC [1] | Nomura | 5,000 | 2-year floating, interest only | LIBOR + 2.00% | April 11, 2007 |
| **Grand Total** | | 1,022,080 | | | |

_____

[1] This loan provides for three one-year extension options. This loan may be prepaid in whole but not in part at any time prior to the 180-day period before the maturity date without penalty except as follows: during the 180-day period prior to the maturity date, the Operating Partnership may prepay without a prepayment fee on thirty days prior written notice to the lender.

[2] This loan may be prepaid without penalty in whole but not in part only during the 180-day period before the maturity date on 30 days prior written notice to the lender. Prior to such time, we have certain rights to defease the loan or, subject to satisfaction of certain conditions, the loan may be assumed by a permitted transferee.

[3] This loan may be prepaid in whole but not in part only during the 90-day period prior to the maturity date, without a prepayment fee, on 15 days prior written notice to the lender. Prior to such time, we have certain rights to defease the loan or, subject to satisfaction of certain conditions, the loan may be assumed by a qualified transferee.

In addition to obtaining the aforementioned loans, another wholly owned subsidiary of the Operating Partnership, Maguire Properties Holdings I, LLC completed a $450.0 million, five-year financing with Credit Suisse First Boston ("CSFB"). The term loan has a variable interest rate of LIBOR plus 1.75%. The term loan is guaranteed by the Operating Partnership. Also in connection with the purchase described below in *Section 2 - Financial Information*, CSFB originated a new $100.0 million secured revolving credit facility, which replaces the Company's prior $100.0 million credit facility. The new revolver credit facility also currently bears interest at a variable rate of LIBOR plus 1.75% and has a four-year term. The interest rate margin on the revolver credit facility may be increased or decreased by 0.25% based on the Company's leverage ratio. The new revolver credit facility is guaranteed by Maguire Properties Holdings I, LLC. In addition, the CSFB term loan and new revolver credit facility are guaranteed by certain subsidiaries, and are secured by deeds of trust on Cerritos Corporate Center I and II, Plaza Las Fuentes, 755 South Figueroa, 200 Burchett and PacArts West properties and pledges of equity in substantially all property owning subsidiaries of the Operating Partnership.

**Section 2**                  **Financial Information**

**Item 2.01**             **Completion of Acquisition or Disposition of Assets.**

On March 15, 2005, the Operating Partnership completed the acquisition of an office portfolio of ten properties and three separate land parcels (the "Properties") from Fifth Street Properties, LLC ("FSP"), an affiliate of CommonWealth Partners, LLC ("CWP"). The Operating Partnership acquired the properties through thirteen of its wholly owned subsidiaries. The purchase price, which was determined through negotiations between the Operating Partnership and FSP, was $1.51 billion. The Operating Partnership funded the purchase price through approximately $1.022 billion in new mortgage financing, the assumption of a $155.0 million loan from New York Life Insurance Company and Massachusetts Mutual Life Insurance Company encumbering the 777 Tower Property and proceeds from a $450.0 million term loan originated by Credit Suisse First Boston ("CSFB"). CSFB also originated a new $100.0 million secured revolving credit facility, which replaces the Company's prior $100.0 million credit facility.

The properties are all located in the states of California, Arizona, Colorado and Texas. The portfolio consists of properties totaling approximately 4,972,964 rentable square feet and developable land that management believes can support approximately an additional 1,529,000 square feet of office improvements, including incidental retail. The following table details the rentable square feet per property as well as the projected rentable area of the developable land.

| Properties | Location | Rentable Area (Square Feet) | Rentable Area (Percentage) |
|---|---|---|---|
| **801 N. Brand** | Glendale, CA | 282,403 | 5.70% |
| **700 N. Central** | Glendale, CA | 134,169 | 2.70% |
| **777 Tower** | Los Angeles, CA | 1,004,231 | 20.20% |
| **Pacific Arts Plaza** | Costa Mesa, CA | 826,988 | 16.60% |
| **Wateridge Plaza** | San Diego, CA | 265,958 | 5.30% |
| **Mission City Corporate Center** | San Diego, CA | 190,117 | 3.80% |
| **Regents Square I & II** | La Jolla, CA | 311,805 | 6.30% |
| **One Renaissance Square** | Phoenix, AZ | 483,852 | 9.70% |
| **Wells Fargo Center** | Denver, CO | 1,201,559 | 24.20% |
| **Austin Research Park I & II** | Austin, TX | 271,882 | 5.50% |
|     Subtotal | | 4,972,964 | 100.00% |
| | | | |
| **Developable Land** | | | |
| **755 Figueroa** | Los Angeles, CA | 840,000 | |
| **Pacific Arts Plaza** | Costa Mesa, CA | 400,000 | |
| **200 Burchett** | Glendale, CA | 187,000 | |
| **Mission City Corporate Center [1]** | San Diego, CA | 102,000 | |
|     Subtotal | | 1,529,000 | |
| | | | |
|     Grand Total | | 6,501,964 | |

_____

[1]Constituting entitlements to develop a portion of the Mission City Corporate Center Property.

**Section 9**                        **Financial Statements and Exhibits**

**Item 9.01**                        **Financial Statements and Exhibits.**

**(a)    Financial statements of businesses acquired.**

Financial statements for CWP will be filed by amendment as soon as practicable, but not later than May 30, 2005.

**(b)    Pro forma financial information.**

Pro forma financial information for CWP will be filed by amendment as soon as practicable, but not later than May 30, 2005.

**(c)    Exhibits.**

**Exhibit 99.1**                        **Press Release dated March 16, 2005.**

Table of Contents

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

/s/     Dallas E. Lucas

Dallas E. Lucas

Executive Vice President and

Chief Financial Officer

Dated: March 18, 2005